
May 22, 2014

Via E-mail
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> Re: **Zale Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2014 by TIG Advisors et. al.**
> **File No. 001-04129**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on May 9, 2014**
> **File No. 001-04129**

Dear Mr. Wolosky:

We have reviewed the above filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A
Proposal No. 1. Approval of Merger Agreement, page 5

1.   Please disclose the substance of your response to prior comments 2 and 5.

2.   We note the revisions made on page 12 in response to prior comment 12. Please revise your disclosure further to describe the fiduciary duties under which the Zale board "should seek to have discussions with Signet so that it may capture this likely upside potential and ensure that Zale's shareholders are receiving a fair price for their Shares."

Soliciting Materials filed May 9, 2014

3.   We reissue prior comment 19. Your response does not support your statement that during the negotiation of the merger "BofA was still working to aggressively court Signet's business."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions